Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division	Group Corporate Office
Address	Unsoeldstrasse 2
	80538 Muenchen, Germany
Contact Person	Kay Amelungse
Telephone	+49/89/20 30 07-703
Fax	+49/89/20 30 07-772
E-mail	Kay.Amelungse
	@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date   17 April 2008

SUPPL

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

<u>Enclosures</u>

17 April 2008   Shareholding Disclosures
                       - Disclosure pursuant to section 26 of the German Securities Trading Act - UBS AG

Company	Hypo Real Estate Holding AG
Internet	www.HypoRealEstate.com
Legal form	Aktiengesellschaft
Headquarters	München
Commercial register	München HRB 149393
Chairman of Supervisory Board	Kurt F. Viermetz
Board of Management	Georg Funke (Vorsitzender des Vorstandes)
	Cyril Dunne, Dr. Markus Fell,
	Thomas Glynn, Dr. Robert Grassinger,
	Bo Heide-Ottosen, Frank Lamby,
	Bettina von Oesterreich





Shareholding Disclosures

17.04.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - UBS AG

WKN: 802 770
ISIN: DE 000 802 770 7

- Translation -

On April 16, 2008 , UBS AG, Zürich, Schweiz has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on Hypo Real Estate Holding AG, München, Deutschland, ISIN: DE0008027707, WKN: 802770, have exceeded the 3% limit of the Voting Rights on April 10, 2008 and now amount to 3.80% (this corresponds to 7641693 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 1 of the WpHG, 0.15% of the Voting Rights (this corresponds to 293257 Voting Rights) is to be attributed to the company.

Hypo Real Estate Holding AG
Management Board

Hypo I■Real Estate
HOLDING

END